Exhibit 11

Applied Nanotech Holdings, Inc.

Computation of Income (Loss) Per Share

	Three Months ended September 30,		Nine Months ended September 30,
	2011	2010	2011	2010

Computation of loss per common share:

Net loss applicable to common shares	$(62,066)	$(1,053,997)	$(1,108,982)	$(1,205,151)

Weighted average number of common shares	118,853,585	108,841,403	116,115,990	108,941,722

Net income (loss) per common share	$(0.00)	$(0.01)	$(0.01)	$(0.01)

No computation of income ( loss ) per common
share assuming full dilution is included since such
calculation is antidilutive

** No computation of diluted loss per common share is included for the other periods because such computation results in an antidilutive loss per common share.